Exhibit 99.1

J-Star Holding Co., Ltd Regains Compliance with Nasdaq Minimum Bid Price Requirement

Taichung City, Taiwan – July 31, 2026 – J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), today announced that it has received a written decision from the Nasdaq Hearings Panel determining that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), the minimum bid price requirement for continued listing on The Nasdaq Capital Market.

The Panel’s decision follows a hearing held on July 21, 2026, during which the Company’s management presented its strategic business plan and initiatives designed to support long-term shareholder value creation. On July 28, 2026, Nasdaq’s Listing Qualifications Staff confirmed that the Company had regained compliance after its ordinary shares maintained a closing bid price of at least $1.00 per share for the required 10 consecutive trading sessions. Based on this determination, the Panel concluded that the Company is in compliance with the applicable listing standard.

As a result, J-Star remains listed on The Nasdaq Capital Market under the ticker symbol “YMAT” and is in compliance with all applicable Nasdaq continued listing requirements.

Jonathan Chiang, Founder, Chairman and CEO of J-Star, commented, “We appreciate the Nasdaq Hearings Panel’s thoughtful review and its determination that J-Star has regained compliance with the minimum bid price requirement. During the hearing, we presented our strategic roadmap and the operational milestones we believe will drive long-term growth. With this matter behind us, our management team is fully focused on executing our business plan, including advancing our battery materials initiatives, expanding our manufacturing capabilities, pursuing strategic growth opportunities, and creating long-term value for our shareholders. We remain confident in the strength of our strategy and our ability to build a leading advanced materials company.”

About J-Star

J-Star Holding Co., Ltd. (NASDAQ: YMAT) is a holding company with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan. J-Star’s predecessor group was established in 1970, and has accumulated over 50 years of know-how in material composites industry. J-Star develops and commercializes the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, J-Star is able to apply its expertise and technology to design and manufacture a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products. Visit j-starholding.com and ymacorp.com to learn more.

Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and J-Star specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com

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